Palm City Wines
Profit and Loss
January - December 2022

	Total
Income	
4000 Sales	
4100 Food	876,804.51
4300 Beer	165,971.25
4500 Wine	659,360.56
4800 NA BEV	9,380.50
4900 - Service Fee	39,871.77
4900 Merchandise	10,726.48
Total 4000 Sales	**$ 1,762,115.07**
Total Income	**$ 1,762,115.07**
Cost of Goods Sold	
5000 Cost of Sales	
5100 Food	
5110 Meat	127,469.38
5120 Seafood	23,597.04
5125 Poultry	41.95
5130 Produce	72,668.10
5140 Dairy	38,087.35
5150 Bakery	84,795.00
5160 Grocery	53,892.88
Total 5100 Food	**$ 400,551.70**
5300 Beer	90,451.87
5500 Wine	321,640.81
5600 Liquor	
5610 Sidebar	63.00
Total 5600 Liquor	**$ 63.00**
5801 NA BEV	12.11
5800 Coffee/Tea	2,223.07
5820 Mineral Water	5,642.21
5830 Soda & Juices	697.58
Total 5801 NA BEV	**$ 8,574.97**
5900 Merchandise	9,655.51
Total 5000 Cost of Sales	**$ 830,937.86**
6000 Payroll	
6125 Kitchen Hourly	162,237.43
6225 Wait Staff	163,214.33
6800 Officer Compensation	163,000.00
6910 Group Insurance	32,475.91
6920 FICA	56,932.66
6930 Federal Unemployment Tax	661.23
6940 State Unemployment Tax	3,857.25
6950 Worker's Compensation	16,133.88
6965 Sick Pay	368.18

Total 6000 Payroll	**$**	**598,880.87**
Total Cost of Goods Sold	**$**	**1,429,818.73**
Gross Profit	**$**	**332,296.34**
Expenses		
7000 Controlable Expenses		
7001 Supplies		
7110 Cleaning Supplies		251.50
7120 Packaging Supplies		10,259.43
7125 Menus, Checks & Matches		584.90
7140 Operating Supplies		28,296.43
7170 Memberships/Dues		3,808.92
7180 Uniforms		304.32
Total 7001 Supplies	**$**	**43,505.50**
7200 Outside Services		
7210 Linen		4,234.26
7220 Contract Cleaning		1,202.00
7230 Postage/Messenger		23.49
7240 Flower Displays/Landscape		1,746.19
7260 Extermination		2,748.00
Total 7200 Outside Services	**$**	**9,953.94**
7300 Repairs & Maintainence		
7310 R&M		10,350.83
Total 7300 Repairs & Maintainence	**$**	**10,350.83**
7400 Smallwares		
7410 China, Glass & Silver		2,930.08
7430 Kitchenware		2,929.28
Total 7400 Smallwares	**$**	**5,859.36**
7500 Utilities		
7510 Electricity		9,797.53
7520 Gas		913.47
7530 Water		4,179.89
7540 Waste Removal		6,070.45
7550 Telephone		2,053.61
7570 Security System		975.56
Total 7500 Utilities	**$**	**23,990.51**
7600 Travel & Entertainment		
7610 Meals Research		15,678.32
7620 Auto Related		3,122.80
7630 Travel		5,950.46
Total 7600 Travel & Entertainment	**$**	**24,751.58**
7650 Employee Goodwill		1,327.50
7700 Comps		5,296.43
Total 7000 Controlable Expenses	**$**	**125,035.65**
8000 Non-Controllable Expenses		
8100 Cash & Banking		
8110 Credit Card Discount		64,153.48
8120 Payroll Fees		4,374.07
8130 Bank Fees		167.60

DS

Total 8100 Cash & Banking	**$**	**68,695.15**
8200 Administrative Expenses		
8210 Legal Fees		5,441.80
8225 Accounting/Tax		5,300.00
8230 Consulting Fees		24,000.00
Total 8200 Administrative Expenses	**$**	**34,741.80**
Total 8000 Non-Controllable Expenses	**$**	**103,436.95**
8500 Occupancy		
8510 Minimum Rent		45,875.72
8515 Equipment Rental		6,130.64
8550 Personal Property Taxes		1,377.34
8560 Insurance		11,544.34
8570 Licenses, Taxes & Fees		5,447.68
8575 Depreciation		108,450.00
8580 Amortization		2,948.00
Total 8500 Occupancy	**$**	**181,773.72**
9000 Other Income		-66,915.72
Total Expenses	**$**	**343,330.60**
Net Operating Income	**-$**	**11,034.26**
Net Income	**-$**	**11,034.26**

Tuesday, Mar 21, 2023 01:41:47 PM GMT-7 - Accrual Basis

Palm City Wines
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	0.00
Checking	9,438.89
Total Bank Accounts	$ 9,438.89
Other Current Assets	
1200 Pending Deposits	5,453.79
1700 Wine Inventory	0.00
1725 Beer Inventory	0.00
1750 Food Inventory	0.00
Total Other Current Assets	$ 5,453.79
Total Current Assets	$ 14,892.68
Fixed Assets	
1810 Construction Costs	269,549.21
1820 Architecture/Design	36,587.45
1830 Planning & Permitting	13,611.00
1840 Security Deposit	11,500.00
1850 FF&E	54,083.65
1855 Accumulated Depreciation	-210,219.00
1890 Accumulated Amortization	-5,159.00
Total Fixed Assets	$ 169,953.31
Other Assets	
1865 Pre Opening Legal	1,714.00
1870 Pre Opening Occupancy	33,705.72
1875 Pre Opening Supplies	5,823.39
1880 Pre Opening Payroll and Benefits	2,970.90
Total Other Assets	$ 44,214.01
TOTAL ASSETS	$ 229,060.00
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	29,995.27
Total Accounts Payable	$ 29,995.27
Credit Cards	
XXXX5444 (5444)	13,142.53
Total Credit Cards	$ 13,142.53
Other Current Liabilities	
2200 Accrued Sales Tax - CA	12,821.72
2310 Payroll Payable	-367.47
2330 Tips Payable	9,399.09
2430 Gift Certificates	7,968.88

2700 Loan Payable		50,000.00
2800 SBA Loan		144,127.76
Total Other Current Liabilities	**$**	**223,949.98**
Total Current Liabilities	**$**	**267,087.78**
Total Liabilities	**$**	**267,087.78**
Equity		
3000 Equity		
3100 Member Equity		175,000.00
3250 Distributions		-77,992.00
Total 3000 Equity	**$**	**97,008.00**
Retained Earnings		-124,001.52
Net Income		-11,034.26
Total Equity	**-$**	**38,027.78**
TOTAL LIABILITIES AND EQUITY	**$**	**229,060.00**

Tuesday, Mar 21, 2023 01:42:12 PM GMT-7 - Accrual Basis

DS

Palm City Wines
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-11,034.26
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1700 Wine Inventory		0.00
1725 Beer Inventory		0.00
1750 Food Inventory		0.00
1855 Accumulated Depreciation		210,219.00
1890 Accumulated Amortization		5,159.00
Accounts Payable (A/P)		3,365.88
XXXX5444 (5444)		-356.30
2200 Accrued Sales Tax - CA		4,263.83
2310 Payroll Payable		-12,946.16
2330 Tips Payable		-1,251.67
2430 Gift Certificates		-533.60
2700 Loan Payable		50,000.00
2800 SBA Loan		-86,747.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**171,172.38**
Net cash provided by operating activities	**$**	**160,138.12**
INVESTING ACTIVITIES		
1850 FF&E		-2,000.00
1870 Pre Opening Occupancy		5,000.00
Net cash provided by investing activities	**$**	**3,000.00**
FINANCING ACTIVITIES		
3000 Equity:3250 Distributions		-77,992.00
Retained Earnings		-75,988.00
Net cash provided by financing activities	**-$**	**153,980.00**
Net cash increase for period	**$**	**9,158.12**
Cash at beginning of period		5,734.56
Cash at end of period	**$**	**14,892.68**

Tuesday, Mar 21, 2023 01:42:36 PM GMT-7

DS